Filed by Equity One, Inc.
Pursuant to Rules 165 and 425 promulgated under the
Securities Act of 1933, as amended, and deemed
filed pursuant to Rule 14a-12 promulgated under the
Securities Exchange Act of 1934, as amended
Subject Company: Equity One, Inc.
Commission File No: 000-1042810

Investors and security holders are urged to read the proxy statement that will be filed by Equity One, Inc. ("Equity One") with the Securities and Exchange Commission ("SEC") in connection with the a solicitation of proxies regarding the acquisition of Centrefund Realty(U.S.) Corporation ("CFUS") and the proxy statement/prospectus that will be included in the Registration Statement on Form S-4 to be filed by Equity One with the SEC in connection with its proposed acquisition of United Investors Realty Trust ("United Investors") because such documents will contain important information. Investors and security holders may obtain a free copy of the documents (when available) and other relevant documents filed by Equity One with the SEC at the SEC's web site at www.sec.gov. Copies of such documents and such others may also be obtained for free from Equity One by directing such requests to Equity One, Inc., 1696 NE Miami Gardens Drive, North Miami Beach, Florida 33179, Attention: Director of Investor Relations (telephone: (305) 947-1664).

Equity One, CFUS and United Investors, including their respective directors, executive officers and certain other members of management or employees may be deemed to be participants in the solicitation of proxies from shareholders in connection with the proposed transactions. A description of any interests that Equity One's, CFUS' and United Investors' directors and executive officers have in the proposed transactions will be contained in the above described documents.

The following communications contain forward-looking statements that are subject to various risks and uncertainties. Such forward-looking statements are made pursuant to the "safe-harbor" provisions of the private Securities Litigation Reform Act of 1995 and are made based on management's current expectations or beliefs as well as assumptions made by, and information currently available to, management. A variety of factors could cause actual results to differ materially from those anticipated in Equity One's forward-looking statements, including the following factors: changes in macro-economic conditions and the demand for retail space in Florida and Texas; the continuing financial success of Equity One's, CFUS' and United Investors' current and prospective tenants; Equity One's ability to successfully integrate the operations of CFUS and United Investors into the Equity One organization; Equity One's ability to realize economies of scale; continuing supply constraints in Equity One's, CFUS' and United Investors' current markets; and other risks, which are described in Equity One's and United Investors' Form 10-K and most recent Form 10-Q, which are on file with the Securities and Exchange Commission and which will be set forth in the proxy statements and proxy statement/prospectus regarding each transaction.

A registration statement relating to the Equity One securities to be issued in the acquisition of United Investors by Equity One has not yet been filed with the SEC. The securities may not be sold nor may offers to buy be submitted prior to the time the applicable registration statement becomes effective. The presentation shall not be deemed to contain an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any state where such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such state.

The attached material was presented on June 7, 2001 at the National Association of Real Estate Investment Trusts Intuitional Investors Conference.